Filed Pursuant to Rule 433

Registration No. 333-189632

Issuer Free Writing Prospectus Dated September 27, 2013

Free Writing Prospectus

This free writing prospectus relates to the shares of common stock of Burlington Stores, Inc. (the “Company”) and should be read together with the preliminary prospectus dated September 19, 2013 (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-189632) relating to the offering of these securities. On September 27, 2013, the Company filed Amendment No. 5 to the Registration Statement (“Amendment No.  5”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1579298/000119312513382360/d552507ds1a.htm.

The following information is set forth in Amendment No. 5 and updates the information contained in the Preliminary Prospectus.

The Company has amended the “Capitalization” section of the Preliminary Prospectus in Amendment No. 5 to read as follows:

CAPITALIZATION

The following table sets forth our cash and cash equivalents, indebtedness and our capitalization as of August 3, 2013 on:

•	an actual basis; and

•	an adjusted basis to give effect to the following:

i.	the Reclassification;

ii.	the sale of 13,333,333 shares of our common stock in this offering by us at an assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

iii.	the application of the net proceeds from this offering to us as described under “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	August 3, 2013
	Actual	As Adjusted(1)
	(in millions)
Cash and cash equivalents	$33.4	$29.9

Debt:
ABL Line of Credit	$15.0	$15.0
Senior Secured Term Loan Facility	862.0	862.0
10% Senior Notes due 2019	450.0	450.0
9.00/9.75% Senior Notes due 2018	343.7	173.1
Capital leases	23.6	23.6

Total debt	1,694.3	1,523.7
Class L common stock; $0.001 par value, 50,000,000 authorized; 5,336,512 shares issued and 5,287,900 outstanding(2)	1,076.2	—
Stockholders’ Deficit:
Class A common stock; $0.001 par value, 500,000,000 authorized; 48,028,608 shares issued and 47,591,100 outstanding(2)	—	—
Common stock, $0.0001 par value, 500,000,000 authorized(3); 72,034,965 shares issued and 71,500,233 shares outstanding, on an as adjusted basis	—	—
Additional paid-in-capital	—	650.8
Accumulated deficit(4)	(1,515.2)	(917.2)
Treasury stock	—	—

Total stockholders’ deficit	(1,512.2)	(266.4)

Total capitalization	$1,255.3	$1,257.3

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $12.3 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $13.9 million, assuming the assumed initial public offering price remains the same.
(2)	Table does not reflect exercise of 13,194 options (145,134 shares after split) effected subsequent to August 3, 2013.
(3)	Reflects effectiveness of our amended and restated certificate of incorporation to be filed in connection with this offering.
(4)	The As Adjusted column does not reflect the expected write-off of deferred financing fees and pro rata share of original issue discount of $3.1 million and $5.3 million, respectively, associated with our Holdco notes.

The Company has amended the “Dilution” section of the Preliminary Prospectus in Amendment No. 5 to read as follows:

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock.

Our net tangible book deficit as of August 3, 2013 was $1,078.2 million, or $(18.54) per share of common stock (before giving effect to this offering but after giving effect to the Reclassification). Net tangible book value per share represents the amount of our total tangible assets (which for the purpose of this calculation excludes goodwill, tradenames, favorable leases, other intangibles and capitalized debt issuance costs) less total liabilities, divided by the basic number of shares of common stock outstanding as of August 3, 2013.

After giving effect to the sale of the 13,333,333 shares of common stock offered by us in this offering at an assumed initial public offering price of $15.00, which is the mid-point of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book deficit as of August 3, 2013 would have been approximately $(905.6) million, or $(12.67) per share of common stock (after giving effect to the Reclassification). This represents an immediate increase in net tangible book value to our existing stockholders of $5.87 per share and an immediate dilution to new investors in this offering of $27.67 per share. The following table illustrates this pro forma per share dilution in net tangible book value to new investors.

Assumed initial public offering price per share		$15.00
Net tangible book deficit per share as of August 3, 2013	$(18.54)
Increase per share attributable to new investors	5.87

Pro forma net tangible book value per share after this offering		(12.67)

Dilution per share to new investors		$27.67

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover of this prospectus, would increase or decrease net tangible book value by $12.3 million, or $0.17 per share.

The following table summarizes as of August 3, 2013, on an as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the equity grant recipients and by new investors, based upon an assumed initial public offering price of $15.00 per share (the mid-point of the initial public offering price range), after giving effect to the Reclassification and before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (millions)	Percent
Existing stockholders	58,166,900	81%	$454.6	69%	$7.82
New investors	13,333,333	19	200.0	31	$15.00

Total	71,500,233	100%	$654.6	100%

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own approximately 79% and our new investors would own approximately 21% of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering would be $(11.91) per share, and the dilution in the pro forma net tangible book value per share to new investors in this offering would be $26.91 per share.

The tables and calculations above are based on 71.5 million shares of common stock outstanding as of August 3, 2013, after giving effect to the Reclassification and this offering, and assume no exercise by the underwriters of their option to purchase up to an additional 2 million shares from us.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

The Company has amended the disclosure set forth in the Preliminary Prospectus on p. 44 in the section entitled “Selected Historical Consolidated Financial and Other Data” immediately before the “Pro Forma Consolidated Statement of Operations Data” as follows:

The Pro Forma Net Income (Loss) presented below for Fiscal 2012 and the six months ended August 3, 2013 incorporates the following pro forma adjustments and assumptions:

•	this offering was effective as of January 29, 2012;

•	interest expense was reduced by $8 million for the six months ended August 3, 2013 as a result of the use of proceeds from this offering being used to redeem $170.6 million aggregate principal of the Holdco notes. As the debt wasn’t issued until February 2013, there is no impact to interest expense in the fiscal 2012 Pro Forma Net Income;

•	the Advisory Agreement with affiliates of Bain Capital was terminated resulting in the elimination of advisory fees of $4.3 million and $2.2 million, for the year ended February 2, 2013 and the six months ended August 3, 2013, respectively; and

•	the tax effect, of such above adjustments, at a 35.9% and 38.0% tax rate for the year ended February 2, 2013 and for the six months ended August 3, 2013, respectively.

The pro forma weighted average shares outstanding for Fiscal 2012 and the six months ended August 3, 2013 incorporates the following pro forma adjustments and assumptions:

•	this offering was effective as of January 29, 2012;

•	the cancellation of all of our existing Class A common stock;

•	the conversion of each outstanding share of our Class L common stock into one share of Class A common stock;

•	the 11-for-1 split of our Class A common stock, as set forth under the caption “The Reclassification;”

•	the reclassification of Class A common stock into common stock;

•	the anticipated issuance of 13,333,333 shares of common stock offered by the Company in this offering; and

•	the diluted impact of shares outstanding was determined based upon the common stock equivalents outstanding using the treasury stock method.

The Company has amended the disclosure set forth in the Preliminary Prospectus on p. 90 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Determination of Fair Value of Common Stock” as follows:

During the first half of Fiscal 2013, the Company has demonstrated significantly improved financial performance, which we expect to continue. We believe our performance is among the primary reasons for the increase in fair value of the Company’s common stock from the per unit value as of the March 2, 2013 independent valuation to the unit prices used to value equity awards in May and June 2013, and further to the price range set forth on the cover page of this prospectus. This is evidenced by a 9.9% increase in revenue, a 5.5% increase in same store sales, a 50 basis point improvement in gross margin percentage and a 70 basis point improvement as a percent of sales in selling and administrative expenses for the first six months of Fiscal 2013 compared to the first six months of Fiscal 2012.

The Company evaluates its results based on Adjusted Net Income/Loss and Adjusted EBITDA, as defined herein. Adjusted Net Loss improved 64.7%, or $13.6 million and Adjusted EBITDA improved 36.5%, or $19.0 million during the six months ended August 3, 2013 compared with the six months ended July 28, 2012, primarily driven by our improved operations as discussed above. Our net loss for the first six months of Fiscal 2013 improved from a net loss of $35.2 million during the six months ended July 28, 2012 to a net loss of $30.6 million, a 13.1% improvement, driven by the improved operating results noted above partially offset by financing and stock option modification costs, as discussed in further detail under the caption “Executive Summary.”

The Company believes that the primary reasons for the increase in fair value of the Company’s common stock during the first half of 2013, and through the date of this prospectus, are:

1.	The Company’s continued financial performance through the end of the second quarter, as described above, and the continued projected improvement in our forecasted operating results as a result of those improvements;

2.	The equity markets in general and the consumer sector have both experienced significant valuation appreciation during 2013, as evidenced by the 15% growth seen in the S&P 500 index from January 1, 2013 through August 30, 2013 and the 21% appreciation seen by the Consumer Discount S&P sector (as stated in FactSet, by Bloomberg as of August 30, 2013);

3.	The Company’s expectation to reduce its debt burden with the use of proceeds from the public offering, which will positively impact the multiple utilized by the underwriters in determining the preliminary public offering price. The Company’s valuations as of March, May and June 2013 did not assume a reduction in debt;

4.	The Company’s belief that the marketability discount associated with being a private company will be reduced as a public offering becomes more likely and no longer apply after this offering; and

5.	The highly leveraged structure of the Company results in more volatile swings to increases/decreases in the Company’s enterprise value.

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The Company has filed a registration statement including a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by telephone at (866) 803-9204, Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attn: Prospectus Department, by phone at (866) 718-1649 or by emailing prospectus@morganstanley.com or BofA Merrill Lynch by phone at (866) 500-5408.